SCHEDULE 13G/A
(Amendment No. 3)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b) AND (c)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

Ecology and Environment, Inc.
(Name of Issuer)

Class A Common Stock
(Class B Common Stock is Convertible into Class A
Common Stock on a one for one basis)
(Title of Class of Securities)

278878 10 3
(CUSIP Number)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 278878 10 3

1)	Name of Reporting Persons

Kirsten Shelly

2)	Check the Appropriate Box if a Member of a Group.

Not Applicable

3)	Securities and Exchange Commission use only

4)	Citizenship or Place of Organization.

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5)	Sole Voting Power	Class A(2)	Class B(1)

		122,078	115,558

6)	Shared Voting Power	Class A	Class B

		-0-	-0-

7)	Sole Dispositive Power	Class A(2)	Class B

		8,320	-0-

8)	Shared Dispositive Power(4)	Class A(3)	Class B(1)

		115,558	115,558

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	Includes 2 shares of Class A Common Stock owned by a Partnership in which Ms. Shelly is a general partner. Does not include any shares of Common Stock owned by Ms. Shelly’s spouse.

(3)	Does not include 3,400 shares of Class A Common Stock held in equal amounts by Ms. Shelly as Custodian for her two children, as to which she disclaims beneficiary ownership.

(4)	Messrs. Gerhard J. Neumaier (deceased, 2013), Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel entered into a Stockholders’ Agreement dated May 12, 1970, as amended January 24, 2011, which governs the sale of certain shares of Ecology and Environment, Inc. common stock (now classified as Class B Common Stock) owned by them, certain children of those individuals and any such shares subsequently transferred to their spouses and/or children outright or in trust for their benefit upon the demise of a signatory to the Agreement (“Permitted Transferees”). The Agreement provides that prior to accepting a bona fide offer to purchase some or all of their shares of Class B Common Stock governed by the Agreement, that the selling party must first allow the other signatories to the Agreement (not including any Permitted Transferee) the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

9)	Aggregate Amount Beneficially Owned by Reporting Person:

Class A(2)(3)	Class B

122,078	115,558

10)	Check box if the aggregate amount in Row 9 excludes certain shares. ☐

11)	Percent of Class Represented by Amount in Row 9:

Class A	Class B
Common Stock(2)(3)	Common Stock

4.4%	7.0%

12)	Type of Reporting Person:

Individual

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

Schedule 13G/A

Under the Securities Exchange Act of 1934

Item 1(a):	Name of Issuer:

Ecology and Environment, Inc.

Item 1(b):	Address of Issuer's Principal Executive Offices:

368 Pleasant View Drive, Lancaster, New York

Item 2(a):	Name of Person Filing:

Kirsten Shelly

Item 2(b):	Address of Principal Business Office:

368 Pleasant View Drive, Lancaster, New York

Item 2(c):	Citizenship:

United States

Item 2(d):	Title of Class of Securities:

Class A Common Stock (Class B Common Stock is convertible into Class A Stock on a one-for-one basis)

Item 2(e):	CUSIP Number:

278878 10 3

Item 3:	Not Applicable

Item 4(a):	Amount Beneficially Owned: (1)(2)(3)(4)(5)(6)

Class A	Class B

122,078	115,558

Item 4(b):	Percent of Class:

Class A	Class B

4.4%	7.0%

Item 4(c)(i):	Sole Power to Vote or to direct the vote:

Class A	Class B

122,078	115,558

Item 4(c)(ii):	Shared Power to Vote or to direct the vote:

Class A	Class B

-0-	-0-

Item 4(c)(iii):	Sole Power to dispose or to direct the disposition of:

Class A	Class B

8,320	-0-

Item 4(c)(iv):	Shared Power to dispose or to direct the disposition of:

Class A	Class B

115,558	115,558

(1)	Class B Stock is convertible into Class A Stock on a one-for-one basis.

(2)	The Filing Person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of exchange or conversion rights. The shares of Class A Common Stock issuable upon conversion by any such shareholder are not included in calculating the number of shares or percentage of Class A Common Stock beneficially owned by any other shareholder. Moreover, the table does not give effect to any shares of Class A Common Stock that may be issued pursuant to the Company's Incentive Stock Option Plan, none of which have been granted to the Filing Person.

(3)	Does not include 3,400 shares of Class A Common Stock held in equal amounts by Ms. Shelly as Custodian for her two children, as to which she disclaims beneficial ownership.

(4)	Messrs. Gerhard J. Neumaier (deceased, 2013), Frank B. Silvestro, Ronald L. Frank, and Gerald A. Strobel entered into a Stockholders’ Agreement dated May 12, 1970, as amended January 24, 2011, which governs the sale of certain shares of Ecology and Environment, Inc. common stock (now classified as Class B Common Stock) owned by them, certain children of those individuals and any such shares subsequently transferred to their spouses and/or children outright or in trust for their benefit upon the demise of a signatory to the Agreement (“Permitted Transferees”). The Agreement provides that prior to accepting a bona fide offer to purchase some or all of their shares of Class B Common Stock governed by the Agreement, that the selling party must first allow the other signatories to the Agreement (not including any Permitted Transferee) the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

(5)	There are 2,646,927 shares of Class A Common Stock outstanding and 1,643,773 shares of Class B Common Stock outstanding as of December 31, 2013.

(6)	Includes 2 shares of Class A Common Stock owned by a Partnership in which Ms. Shelly is a general partner. Does not include any shares of Common Stock owned by Ms. Shelly’s spouse.

Item 5:	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8:	Identification and Classification of Members of the Group:

Not Applicable

Item 9:	Notice of Dissolution of Group:

Not Applicable

Item 10:	Certification:

Not Applicable

Signature:  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 5, 2016

Signature:	s/Kirsten Shelly

Name/Title:	Kirsten Shelly